THOMAS G. BROCKINGTON
Direct Dial: (714) 641-3466
E-mail: tbrockington@rutan.com

                                December 2, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attn:  Matthew Benson, Esq.

         Re:      Superior Galleries, Inc.
                  Registration Statement on Form SB-2
                  Commission File No. 333-119253
                  -----------------------------------

Dear Mr. Benson:

         We are concurrently filing Amendment No. 1 to the Registration Statement on Form SB-2 of Superior Galleries, Inc., File No. 333-119253. This letter is in response to your comment letter of October 22, 2004. The paragraph numbers set forth below correspond to the paragraph numbers set forth in your October 22, 2004 letter. The page number references in the headings below are to the page numbers of the original Registration Statement, not this Amendment.

Registration Fee Table
----------------------

1. Regarding your comment pertaining to Rule 416, please note that the intent of footnote 1 under the Registration Fee Table was not to include in the Registration Statement shares issuable under a "floating conversion rate." Instead, that language is intended to address conventional antidilution adjustments, as described in Rule 416 and Telephone Interpretation No. 3S included in the March 1999 Supplement of the Telephone Interpretations Manual. The antidilution provisions include conventional "cheap stock" protections, which provide for an adjustment to the conversion ratio if the Company issues stock in the future at a price less than the current conversion price, but if there is no such issuance then no adjustment is made, other than for stock splits, stock dividends, etc. We have modified the language of footnote 1 under the Registration Fee Table and footnote 2 under the Principal and Selling Shareholders table on page 43 of the Prospectus in order to clarify this issue. Please see also our additional disclosure regarding adjustments in the conversion rate in the prospectus on pages 48 and 49.

Securities and Exchange Commission
December 2, 2004
Page 2


Cover Page
----------

2. We have made several changes to the cover page in response to this comment. However, please note that Stanford Venture Capital Holdings, Inc. does not presently intend to sell all of its shares of common stock, as suggested in your letter. The resale of these shares is being registered by the Company in order to comply with a contractual requirement to do so, and in order to provide Stanford with the flexibility to sell the shares at a future time should it wish to do so.

3. We have updated the closing stock price to the most recent practicable date. Please note that since this stock is very thinly traded, there may not be a closing sale price for every trading day.

Prospectus Summary, page 3
--------------------------

4.       We have made the change you requested, on page 3.

5. We would like to retain the last sentence of the second paragraph under "Our Company," on page 3, so that it is clear to the reader that in making these references, we refer to both Superior Galleries, Inc., and its immediate predecessor, Tangible Asset Galleries, Inc. We believe that otherwise there is a possibility of confusion arising from the change in name and domicile of the Company that occurred on June 30, 2003.

The Offering, page 4
--------------------

6. We have deleted the third bullet point under footnote 2 on page 4, as it is unnecessary.

Risk Factors, page 5
--------------------

7.       We have revised the risk factor subheadings, as requested.

8. We have eliminated the generic disclosures contained in the risk factors section, as requested.

9. We have added a new risk factor on page 11 regarding the potential adjustment of the conversion ratios for the Company's Series B Preferred Stock and Series D Preferred Stock.

10. As requested, we have relocated the risk factor regarding Stanford Venture Capital Holdings, Inc.'s control to page 6, as the fifth risk factor.

Securities and Exchange Commission
December 2, 2004
Page 3


11. We have added a new risk factor regarding the Company's indebtedness on page 6. It is not true, however, that the Company will need to incur more indebtedness to service its indebtedness, as the Company's current indebtedness is being serviced from cash flow from operations. Our risk factor captioned "If we are unable to obtain additional capital..." on page 8 discusses the possible effects of the Company's inability to raise additional capital. With respect to the last sentence of comment 11, the Company is currently in compliance with all terms of its indebtedness.

Our business of selling premium collectibles..., page 5
-------------------------------------------------------

12. We have added the requested disclosure regarding the Company's primary competitors. See the risk factor captioned "If we are unable to compete successfully..." on page 5.

Our success depends on our management team..., page 7
-----------------------------------------------------

13. The risk factor regarding the Company's management team has been revised as requested, and now pertains only to its CEO, Silvano DiGenova. See the risk factor captioned "The loss of the services of our Chief Executive Officer..." on page 7.

Our quarterly operating results may vary..., page 7
---------------------------------------------------

14. The risk factor regarding variations in operating results has been revised to more clearly describe the risks we face. See the risk factor captioned "Our quarterly operating results may vary..." on pages 7-8.

Shares of our common stock eligible or to become eligible..., page 10
---------------------------------------------------------------------

15. This risk factor has been revised to explain the volume limitations and other requirements of Rule 144. See the first risk factor on page 10.

Our common stock price is subject to significant volatility..., page 11
-----------------------------------------------------------------------

16. As requested, we have deleted the reference to securities analysts and the class action litigation from this risk factor. The disclosure regarding the reasons for potential volatility in our stock price have also been revised. See the risk factor captioned "Our common stock price is potentially..." on page 10.

Special Note Regarding Forward-Looking Statements, page 12
----------------------------------------------------------

17. As requested, we have deleted the word "will" from the list of words appearing in the first sentence of the second paragraph under "Special Note Regarding Forward-Looking Statements."

Securities and Exchange Commission
December 2, 2004
Page 4


Price Range of Common Stock, page 14
------------------------------------

18. We have deleted the reference to "NASD," as requested.

Management's Discussion and Analysis, page 17
---------------------------------------------

19. Please refer to the substantial additional disclosure in the text regarding known trends and uncertainties. This disclosure appears in the Management's Discussion and Analysis section under "Trends and Uncertainties."

20. Please note that the Company is no longer an issuer of penny stock, since it has had average revenue of more than $6 million for the last three years, and thus is excluded from the definition of "penny stock" under Securities Exchange Act Rule 3a51-1(g)(2).

21. We have added a discussion of a critical accounting policy relating to inventory valuation. See "Critical Accounting Policies; Inventory Valuation" on page 18. We have added Schedule II - Valuation and Qualifying Accounts, as requested.

Years Ended June 30, 2004 and 2003, page 19
-------------------------------------------

22. We have added a definition of "hammer prices realized" in the first full paragraph under the table on page 19. This is the first reference in the prospectus to this term.

23. We have added a discussion of the seasonal aspects that affect the Company's results of operations, on page 22 in the last paragraph under "Years Ended June 30, 2004 and 2003; Total Revenue."

24. As requested, we have added information relating to the reasons for material changes in revenues, costs of sales and selling, general and administrative costs. Please be advised, however, that the Company is unable to quantify the cost benefits realized from its operational consolidation efforts, as these efforts have resulted in reductions in some fixed expenses, but increases in other fixed expenses and in variable expenses. Although there were cost savings resulting from the consolidation efforts, the Company's operations were simultaneously expanding due to a significant increase in its sales during that same period. It is not possible to separately quantify the cost savings achieved when the operations were growing at the same time. We have added disclosure regarding the impact of additional auction and customer advances on the Company's business under "Total Revenue."

25. We have revised the disclosure relating to factors that affect the Company's gross margins on pages 19, 21 and 22 under "Cost of Sales" and "Gross Profit." However, the Company is unable to specifically quantify the amounts of the various factors that affect gross margin.

Securities and Exchange Commission
December 2, 2004
Page 5


         Gross margin analyses for this company are inherently unquantifiable because they are dependent on the Company's exposure over the relevant periods of time to opportunities to purchase rare coins at or below market value. These opportunities are unpredictable.

Impairment of Goodwill, page 20
-------------------------------

26. We have identified the SGBH auction unit as "Superior Galleries Beverly Hills," under "Impairment of Goodwill" on page 22.

Liquidity and Capital Resources, page 21
----------------------------------------

Financing Activities, page 21
-----------------------------

27. We have provided the requested disclosure relating to the $2,500,000 loan from a private investor, including the absence of any accrued interest, the status of negotiations with the lender, a discussion of the associated risk factors and the effect on the Company's financial condition if this line of credit is called. See the fourth and eighth paragraphs under "Financing Activities--Debt."

28. We have provided the requested disclosure regarding the Company's subordinated note payable to its CEO. This discussion does not include a discussion of the effect of the Company's liquidity if the CEO were to request payment of the note, as the Company has already received a commitment from the CEO to extend the term of this note, as described in this new disclosure.

29. We have incorporated the Commercial Loan and Security Agreement as a material exhibit, as referred to in Exhibit 10.7. A discussion of the risks related to this loan agreement appears under "Risk Factors - The high level of our debt..." and "--if we are unable to pay our secured debt..." on page 6.

30. As requested, we have identified the purchasers of the Company's Series B Preferred Stock and Series D Preferred Stock. See "Financing Activities--Equity" on page 26.

31. As requested, we have disclosed that the Company is currently in compliance with all of its financial covenants in the last paragraph under "Financing Activities--Debt" on page 26.

Contractual Obligations Table, page 24
--------------------------------------

32. We have revised the table regarding contractual obligations on page 27 to provide additional information in the footnotes regarding the interest requirements of the debt that has been identified. Please note

Securities and Exchange Commission
December 2, 2004
Page 6


         that we are unable to provide meaningful estimates of future interest that will be payable because the principal amount of this debt is likely to fluctuate significantly. Please also note that we believe the table need not meet the technical requirements of Regulation S-K, Item 303(a)(5), as the Company is a small business issuer and its disclosure is governed by Regulation S-B. As requested, we confirm that the table includes all the required categories of the Company's contractual obligations.

         With respect to your question regarding the Guaranteed Liquidity and Buyback at Grade Warranty, note that we have added footnote 4 to this table, which describes why we do not include any estimate of future payments under this warranty.

Business, page 25
-----------------

Background of the Coin and Collectibles Industry, page 26
---------------------------------------------------------

33. As requested, we have deleted several phrases which may be considered "promotional."

34. As requested, we have deleted the reference to Sotheby's Holdings and its stock symbol.

Auction Operations, page 28
---------------------------

35. While the Company believes that the statement regarding the relative size of Superior Galleries is true, we have deleted it from the disclosure, nonetheless.

Competition, page 29
--------------------

36. As requested, we have described in further detail the methods of competition used by the Company. See "Business--Competition" on page
         32. Please note that the disclosure pertains to the Company's methods of competition, which may apply equally to the Company's competitors. We do not believe that this disclosure implies that the Company is the only competitor that engages in these competitive activities, but only that these are the more important methods of competition that apply to the industry generally.

Regulation, page 29
-------------------

37. We have added additional disclosure regarding the possible ramifications from the potential adoption of new regulations, as described in the "Regulation" section. The new disclosure appears on pages 32 and 33, under "Business - Regulation."

Securities and Exchange Commission
December 2, 2004
Page 7


Management, page 32
-------------------

38. Under "Management - Directors and Executive Officers," we have revised Mr. DiGenova's biography as requested.

39.      Similarly, we have modified the biography for Mr. Wolfe.

40.      As requested, we have modified the biography of Mr. Biberkraut.

41.      As requested, we have also modified the biography of Mr. Ittner.

Employment Agreements, page 34
------------------------------

42. Under "Management; Executive Compensation - Employment Agreements," we have deleted the references to Mr. DiGenova's potential bonuses. Mr. DiGenova has now waived his rights to those bonuses.

Certain Relationships and Related Transactions, page 36
-------------------------------------------------------

43. The disclosure regarding the reduction in the exercise price in certain outstanding warrants has been extensively revised, as requested. See "Certain Relationships and Related Transactions" on page 40.

44. You are advised that the Company's shareholders did not approve the issuance of preferred securities to Stanford. No such approval was required under Nevada law (which governed the Company at the time) or under any applicable OTC Bulletin Board rules. The transactions were approved by the disinterested members of the Board of Directors.

45. As requested, we have filed the Consulting Agreement with Stanford Venture Capital Holdings, Inc., as Exhibit 10.16. We have added disclosure indicating that the fees paid in connection with this Agreement are comparable to or less than those that could have been obtained through an unrelated third party. See the third paragraph on page 40.

46. The disclosure relating to the sublease of the Newport Beach facility to our CEO has been modified to make it clear that the sublease has already terminated. See the last sentence under "Certain Relationships and Related Transactions."

47. We have added disclosure regarding the terms of the working capital advance from our CEO, on page 40. With respect to your comment regarding the terms for the purchase price of the art inventory, please

Securities and Exchange Commission
December 2, 2004
Page 8


         note that the disclosure indicates that the Company received bids from unrelated third parties, and the bid received from the CEO was the highest.

Principal and Selling Shareholders, page 37
-------------------------------------------

48. We have identified the natural persons who have the voting and investment control for the entities set forth in the Principal and Selling Shareholder chart.

49. You are advised that Stanford Venture Capital Holdings, Inc., is affiliated with Stanford Group Company, a broker dealer. Footnote number 9 to the Principal and Selling Shareholders table now discloses this fact.

50. As requested, this will confirm that Stanford Venture Capital Holdings, Inc., has represented that it purchased the securities for investment and that it did not purchase them with a view towards distribution. Stanford further represented that at the time of purchase, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

51. As discussed in our response to comment no. 2 above, we have been advised by Stanford that it does not have a present intent to dispose of all of its securities that are included in the Registration Statement. Instead, the filing of the Registration Statement is to permit Superior Galleries to comply with a contractual requirement to file this Registration Statement and in order to provide Stanford with flexibility in selling its shares, should it subsequently elect to do so.

52. The material relationships between the Company and the selling stockholders are described in footnotes 9, 12 and 13 on page 43. With respect to your inquiry regarding the manner in which the selling shareholders acquired their securities: (a) Stanford purchased them in private transactions from Superior Galleries; (b) Daniel Bogar, William Fusselmann, Osvaldo Pi and Ronald M. Stein, all of whom are affiliates of Stanford, received theirs through the exercise of warrants originally issued to Stanford, which assigned the warrants to them; (c) Coffin Partners, LLC, received their shares in a private transaction in consideration of services rendered to the Company; and (d) Cisneros Capital Group, Inc., acquired its shares in open market transactions and in private transactions from Messrs. Bogar, Fusselmann, Pi and Stein.

53. As requested, we have separately identified the holdings of our officers and directors in the Principal and Selling Shareholders table.

Securities and Exchange Commission
December 2, 2004
Page 9


Plan of Distribution, page 39
-----------------------------

54. As requested, this will confirm the Company's awareness that prior to any involvement of a broker dealer in the offering, the broker dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

55. As requested, we have provided additional information regarding Rule 144 on pages 44 and 45.

Series B $1.00 Convertible Preferred Stock, page 42
---------------------------------------------------

56. Under "Description of Capital Stock - Series B $1.00 Convertible Preferred Stock" and "- Series D $1.00 Convertible Preferred Stock," we have added additional language regarding the adjustment provisions relating to the conversion ratio.

Where You Can Find More Information, page 47
--------------------------------------------

57.      We have revised "Where You Can Find More Information" as requested.

Financial Statements for the year ended June 30, 2004
-----------------------------------------------------

Independent Auditors' Consent
-----------------------------

58. We have filed with this Amendment both the Financial Statement Schedule (see page F-38) and the Report of Singer Lewak Greenbaum & Goldstein, LLP thereon (see page F-37).

Note 1. Summary of Significant Accounting Policies, page F-13
-------------------------------------------------------------

Revenue Recognition, page F-15
------------------------------

59. In footnote 1, under "Revenue Recognition," we have added disclosure relating to the timing for revenue recognition. With respect to your inquiry regarding the nature of the "retail sales," you are advised that the Company's retail sales are a combination of mail-order sales and transactions at trade shows, although there are limited point-of-sale transactions at the Company's Beverly Hills store. The only other return policy that the Company has is that it will repurchase the coin if the customer can demonstrate that the coin is not authentic or that there was an error in the description of a graded coin. Additional disclosure relating to this policy has been added under "Revenue Recognition" on page F-15. The only other recourse that a buyer has is to offer the coin for sale to the Company, but the Company is not obligated to accept this offer.

Securities and Exchange Commission
December 2, 2004
Page 10


Stock Based Compensation, page F-18
-----------------------------------

60. Regarding your comment pertaining to "stock based compensation," note that the second chart on page F-17, under the 2004 column, discloses the employee compensation expense for that year relating to option issues. There was no similar expense in 2003 because no options were issued that year.

Segment Reporting, page F-19
----------------------------

61. The Company believes that it meets the aggregation tests set forth in SFAS 131, paragraph 17. With respect to the nature of its products and services, please note that the Company sells rare coins to other dealers, collectors or the general public through various channels, including point of sale, internet, live auctions, mail order and trade shows. Whether a customer is classified as wholesale, retail or auction, they are all offered the same products through the same distribution channels. With respect to the production process, this does not apply to the Company as it does not "produce" goods. With respect to the characteristics of our customers, there is no clear distinction between wholesale, retail and auction customers. "Wholesale revenue" could include customers that were previously treated as "retail," but due to their sophistication, knowledge and buying power, will receive the pricing that a more traditional wholesale customer would receive. Auction commission revenue is received from both wholesale and retail customers. These customers bid against each other at auctions, and therefore receive the same pricing and terms. The difference in gross profit percentage between a "wholesale" and "retail" sale is not solely dependent on their type, but on the type of coin they buy and the Company's ability to purchase at a favorable price. There is no distinction between the types of coins sold, based on a particular customer type. With regard to distribution methods, all of the Company's customers are able to buy and are marketed to in the same venues, including point of sale, internet, live auctions, mail order and trade shows. The Company's advertising is directed to all classes of customers and many publications that have readerships that are both "dealer" and "collector" oriented. With regard to art, fine collectibles and other revenue, it did not at any time represent more than 10% of the Company's revenue, net income or loss and thus was aggregated into the collectibles segment. Finally, as indicated in our response to comment 63, the Company does not operate in foreign countries, although many of its customers are abroad. The disclosure that previously indicated that the Company "operated" in foreign countries has been changed accordingly.

General
-------

62. Regarding your question concerning shipping and handling costs, please note that the coins in many of the Company's transactions are hand-delivered, and therefore there are no shipping costs associated

Securities and Exchange Commission
December 2, 2004
Page 11


         with these transactions. In those cases where there are shipping costs, they are not material because rare coins are small in size and weight. When shipped to the customer, they are typically sent via certified mail.

63. The references to operations in foreign countries have been removed. While the Company has some customers in foreign countries, it has no operations outside of the United States. All of the Company's transactions are in United States dollars.

64. The Company does not believe that an accounting policy note regarding the costs included in inventories is appropriate, because the Company does not allocate any indirect costs to its inventory. Its operations more closely resemble those of a distributor, since the coins are not "processed" like manufactured goods.

Note 2. Inventories, page F-21
------------------------------

65. Regarding the footnote relating to "Inventories," on page F-20, we have changed the word "appropriate" to read "proportional." The Company records only its proportional share of the inventory that is subject to the joint ventures or purchase financing arrangements.

Note 5. Auction and Customer Advances, page F-22
------------------------------------------------

66. We have added additional disclosure in footnote 5, "Auction and Customer Advances," relating to the terms of those advances.

Note 7.  Lines-of-Credit, page 24
-------  ------------------------

67. Footnote 7, "Lines-of-Credit," has been supplemented to add disclosure regarding the balance of the Auction Line of Credit on June 30, 2003. Since there was no balance at that date, it is not reflected in the Company's June 30, 2003 balance sheet.

Note 11. Equity, page F-30
--------------------------

Sale and Redemption of Series A Convertible Preferred Stock
-----------------------------------------------------------

68. The expense associated with the issuance of a warrant to purchase 6,250 common shares, as reflected on page F-29, was recorded in the fiscal year ended June 30, 2002. Disclosure to this effect has been added on page F-29. This expense was very minimal because the warrants had very little value at that time.

69. Regarding the required redemption of the Company's Series A Preferred Stock, you are advised that the $343,750 of the redemption price that is classified as a long-term liability was so classified because it is

Securities and Exchange Commission
December 2, 2004
Page 12


         not payable until after fiscal 2005. The terms of the redemption requirements state that the redemption payments are to be made in ten equal quarterly installments commencing June 30, 2004. Accordingly, there are five payments due in the current year (June 30, September 30 and December 31, 2004, and March 31 and June 30, 2005), and the balance due after that time. Additional disclosure has been added on page F-29 to this effect.

Series B Convertible Preferred Stock
------------------------------------

70. We have added disclosure in footnote 11, under "Series B Convertible Preferred Stock," as requested relating to the issuance of the Series B Preferred Stock. Similar information has also been added on page 48, under "Series B $1.00 Convertible Preferred Stock."

Stock Options
-------------

71.      We have added the additional required disclosure in Note 11.

72. The staffing agency used by the Company, Administaff, is a professional employer organization that provides payroll and human resources services. In order for the Company's employees to participate in the benefits provided by Administaff, they must be employees of both Administaff and Superior Galleries. Superior Galleries, however, is responsible for the hiring, firing and daily supervision of those employees. These employees devote 100% of their working time to Superior Galleries, Inc. Administaff has no involvement in any issues pertaining to the control of the employees.

Part II
-------

Exhibits
--------

73. The following additional documents have been filed as exhibits to this Registration Statement:

         Description/Title                                        Exhibit No.
         -----------------                                        -----------

         Liquidation Preferences Agreement                           4.11

         Registration Rights Agreement dated                         10.4
           February 14, 2003

         Secured Revolving Line of                                   10.9
            Credit Agreement

Securities and Exchange Commission
December 2, 2004
Page 13


         Description/Title                                        Exhibit No.
         -----------------                                        -----------

         Renewal and Modification                                   10.10
           Agreement

         Promissory Note to Silvano DiGenova dated                  10.11
           February 10, 2003

         Promissory Note to Silvano DiGenova dated                  10.12
           December 10, 2002

         Promissory Note to Silvano DiGenova dated                  10.13
           December 13, 2002

         Series D Preferred Stock Purchase and                      10.14
           Warrant Exercise Agreement

         Share Exchange and Note Modification                       10.15
           Agreement dated January 31, 2003

         Consulting Agreement with Stanford                         10.16
           Venture Capital Holdings, Inc.

         Independent Contractor and Proprietary Rights Agreement    10.17
           with Stephen Deeds, Inc.


         As requested, this confirms that upon the filing of these documents, the Company has filed all of its material agreements as exhibits to the Registration Statement.

Recent Sales of Unregistered Securities
---------------------------------------

74. The numerous issuances of securities described in Part II of the Registration Statement should not be integrated because they are not part of a single plan of financing. Instead, they reflect a collection of separate, miscellaneous issuances which were agreed to individually and at different times in response to different business needs. This is evidenced by the fact that there are many different kinds of consideration received in connection with these issuances. Several of them were for cash, such as the April 10, 2002 issuance of Series B Preferred Stock, but others were for: (a) inducements to employees or directors (see paragraphs 1, 13, 15 and 16 of Part II, Item 26); (b) an

Securities and Exchange Commission
December 2, 2004
Page 14


         agreement to provide a guaranty for the benefit of the Company (see paragraph 3); (c) an agreement to extend financing terms (see paragraph
         2); (d) the satisfaction of contractual claims of a consultant (see paragraph 4); (e) the satisfaction of contractual claims of a creditor (see paragraph 6); (f) an agreement to assume obligations (see paragraph 8); and (g) consulting and other services (see paragraphs 14 and 17).

         In addition, the issuances were not made at or about the same time. The time period in question extends from November 2001 to November 2004. During these three years, there were two periods of more than six months during which no issuances were made, first, from April 10, 2002 to February 14, 2003, and second, from September 2003 to April 2004. These extended periods during which no issuances were made evidence the fact that there was no single plan of financing.

         Finally, while many of the issuances were for common stock or options to purchase common stock, several other types of securities were also issued. Two of the transactions involved Series B Preferred Stock and Series D Preferred Stock, and the others involved indebtedness.

         Thus, except for the fact that many of the transaction involve common stock, there was virtually no connection between the transactions in regards to any of the accepted indicia of an integrated offering: (a) single plan financing; (b) transactions were at or about the same time;
         (c) transactions involved the same type of consideration; and (d) transactions were made for the same general purpose.

Undertakings
------------

75.      We have revised this undertaking as requested.

Form 10-KSB for the Year Ended June 30, 2004
--------------------------------------------

76. This will confirm that the Company will amend its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, to include the disclosure changes set forth in the Registration Statement. However, we would prefer to wait until we have received the staff's concurrence with respect to all of the proposed changes to the Registration Statement before actually amending the Form 10-KSB, in order to avoid potentially having to amend the Annual Report multiple times.

Item 8A. Controls and Procedures, page 25
-----------------------------------------

77. Item 8A of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2004 will be amended as you have requested. The Company will make these changes at the same time that it makes the changes referred to in comment 76 above.

Securities and Exchange Commission
December 2, 2004
Page 15


78. Similarly, these additional changes to Item 8A of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2004 will be made concurrently with the changes referred to in comments 76 and 77 above.

         I look forward to discussing the foregoing with you at your convenience. My direct phone number is (714) 641-3466.

                                                     Very truly yours,

                                                     RUTAN & TUCKER, LLP

                                                     /s/ TOM BROCKINGTON

                                                     Thomas G. Brockington

TGB:dh